UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                TWIN LAKES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                      None
                                 (CUSIP Number)

                             TURQUOISE PARTNERS, LLC
                            c/o Arnold P. Kling, Esq.
                          712 Fifth Avenue, 11th Floor
                            New York, New York 10019
                                Tel: 212 755 8777
                                Fax: 212 713 1818

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 6, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. None                       13D                  Page 2 of 5
                                                          Pages
---------------------                                   ------------------------
                      [Repeat following page as necessary]

================================================================================
    1 NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ENTITIES ONLY)
                   Turquoise Partners, LLC / 043781696
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|
                                                                (b)  |_|
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    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*
                   Not Applicable
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                           |_|
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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

                   New York
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                                          7     SOLE VOTING POWER
              NUMBER OF                              2,949,706*
               SHARES                 ------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER
              OWNED BY
                EACH                                 0
              REPORTING               ------------------------------------------
               PERSON                     9     SOLE DISPOSITIVE POWER
                WITH
                                                     2,949,706*
                                      ------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,949,706*
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   28.37%*
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                    OO
================================================================================
* SEE ITEM 5.

---------------------                                   ------------------------
CUSIP No. None                       13D                  Page 3 of 5
                                                          Pages
---------------------                                   ------------------------

================================================================================
    1       NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)
                   Arnold P. Kling
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                (a)  |_|
                                                                (b)  |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY
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    4       SOURCE OF FUNDS*
                   N/A
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                           |_|
--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
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                                          7     SOLE VOTING POWER
              NUMBER OF
               SHARES                                2,949,706*
            BENEFICIALLY             -------------------------------------------
              OWNED BY                    8     SHARED VOTING POWER
                EACH
              REPORTING                              0
               PERSON                -------------------------------------------
                WITH                      9     SOLE DISPOSITIVE POWER
                                                     2,949,706*
                                     -------------------------------------------
                                         10     SHARED DISPOSITIVE POWER
                                                     0
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   3,949,706*
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   28.37%*
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*
                   IN
================================================================================
* SEE ITEM 5.

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CUSIP No. None                       13D                  Page 4 of 5
                                                          Pages
---------------------                                   ------------------------

   ITEM 1.      SECURITY AND ISSUER.

         The class of equity security to which this statement relates is the common stock, par value $0.001 per share, of Twin Lakes, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 47 School Avenue, Chatham, New Jersey 07928.

   ITEM 2.      IDENTITY AND BACKGROUND.

         This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended:
Turquoise Partners, LLC, a New York limited liability company ("Turquoise"), and Arnold P. Kling, a United States citizen (together, the "Reporting Persons").

         Turquoise's principal business is financial consulting. Arnold P. Kling is the managing member of Turquoise, and may be deemed to indirectly beneficially own the shares of common stock, par value $0.001 per share of the Issuer(the "Common Stock") directly beneficially owned by Turquoise. The business address of the Reporting Persons is 712 Fifth Avenue, 11th Floor, New York, New York 10019.

          During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Turquoise beneficially owns an aggregate of 2,949,706 shares of Common Stock and Class A Warrants to purchase 1,000,000 shares of Common Stock, which, assuming execution of all of the Class A Warrants, represents approximately 28.37% of the Common Stock of the Issuer (based on 12,919,706 shares issued and outstanding and 1,000,000 shares of Common Stock issuable upon exercise of the Class A Warrants). The Class A Warrants, which are currently exercisable and expire on January 11, 2007, have an exercise price of $3.00 per share.

         (b) As the managing member of Turquoise, Mr. Kling has dispositive and voting power over the 3,949,706 shares of Common Stock directly beneficially owned by Turquoise. As a result, Mr. Kling may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Turquoise. Mr. Kling disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Turquoise except to the extent of his pecuniary interest therein.

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CUSIP No. None                       13D                  Page 5 of 5
                                                          Pages
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         (c)      On March 6, 2006, Turquoise sold 9,450,000 shares of Common
Stock to R&R Biotech Partners, LLC ("R&R") at a sales price of $60,000. The transaction was effected at a closing by R&R delivering the purchase price and an executed copy of the Securities Purchase Agreement between R&R and Turquoise, dated March 6, 2006 (the "Purchase Agreement"), to Turquoise in exchange for the shares and a copy of the Purchase Agreement executed by Turquoise.

         (d) Except as stated within this Item 5, only Mr. Kling has the right to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement. To the knowledge of the Reporting Persons, only Turquoise have the right to receive dividends, or proceeds, from the sale of the shares of Common Stock of the Issuer reported by this statement.

         (e)      Inapplicable.

         ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

                  A copy of the Purchase Agreement is attached hereto as Exhibit 99.1.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2006

                                              Turquoise Partners, LLC




                                              By: /s/  Arnold P. Kling
                                                  --------------------------
                                                  Name:  Arnold P. Kling
                                                  Its:  Managing Member

                                                  /s/ Arnold P. Kling
                                                  --------------------------
                                                  Name:  Arnold P. Kling